

OFFERING MEMORANDUM

facilitated by



Dulceria NYC Inc.

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Dulceria NYC Inc.
State of Organization	NY
Date of Formation	06/11/2019
Entity Type	Corporation
Street Address	2220 Frederick Douglass Blvd, New York NY, 10026
Website Address	https://www.dulcerianyc.com/

(B) Directors and Officers of the Company

Key Person	Daniel Minzer
Position with the Company Title First Year	 Owner/President 2019
Other business experience (last three years)	ABN AMRO, Natural Resources, New York, NY 2014 – 2019 *Netherlands-based leading international bank. Executive Director, Sector Coverage, Basic Materials (2016 – 2019)* Coverage of North American clients with a budget of $15M+, led

origination efforts for clients in the metals & mining and building materials sectors. Oversaw client team (composed of product groups such as DCM, ECM, Markets, etc.) activities and pitches to clients.

- Built portfolio of ~15 clients and $1.5M+ in cross-sell fees by designing and implementing client strategy and allocating bank resources for metals & mining/building materials' clients among product groups and geographies.

- Partnered with internal global team to implement strategy and successfully manage clients.

  Executive Director, Americas Head, Metals Commodities (2014 – 2016)

  Coverage of North and Central America clients with a budget of $10M+, led origination, execution and monitoring of finances for clients in the metals commodities sector. Oversaw corporate and structured commodity finance and Latin American strategy design and implementation, including senior management approval and pipeline origination.

• Advised Global Head of Commodities on global metals commodities sector strategy and recommended:

o Following change in strategy from traders to producers; designed and implemented new business strategy for metals, building materials and chemicals sectors in North America.

o Created, managed and prioritized business pipeline and cross-sell, including debt and equity capital markets, risk management tools, M&A advisory and repo product among others.

- Aligned the portfolio with the covered sectors' desired strategic risk profile and business direction and established a protocol to keep the house in order.

- Managed interaction with collateral management and operations teams; managed team of nine.

Sumitomo Mitsui Banking Corporation (SMBC), New York, NY 2008 – 2014

One of Japan's leading banks and the core unit of Sumitomo Mitsui Financial Group.

Americas Head, Export & Agency Finance Group (2012 – 2014)

VP, Export & Agency Finance Group (2008 – 2012)

Managed team of nine based in NY and Sao Paulo, in charge of coverage of Americas' borrowers and Americas' based Agencies (ECAs, Multilateral Agencies and DIFs). Managed budget of $45M+ along with team's origination, execution and portfolio monitoring activities, grew the business from $0 to $45M during tenure ($8M during the first year, and from $31M to $45M from 2012 to 2014).

• Originated, executed and monitored Corporate and Project Finance (PF) loans and PF financial advisories in excess of $10B. Enhanced revenue creation by expanding into other revenue streams: o Developed and implemented pipeline origination and execution strategy for corporate,

structured corporate, sovereign and sub-sovereign deals in the Americas
o Established a partnership with PF to propose, originate and execute

transactions supported by

Agencies
o Developed/implemented marketing plans, both external and internal: established closer

relationships with agencies (export credit agencies, development banks, World Bank, etc.), met/enhanced relationships with Latin American clients, established marketing plans with sector coverage/product groups

o Developed strategies around agency-focused products such as renewable energy, accompanying carbon credit strategy, private placements, etc. that brought in a steady revenue stream

o Obtained annual senior management buy-in for changes in strategy
Macquarie Bank, New York, NY Sep 2007 – Jun 2008

Part of the MACQUARIE Group Ltd., a global investment banking and diversified financial services group, providing banking, financial advisory and investment and funds management services to institutional, corporate and retail clients and counterparties around the world.

Manager, Treasury & Commodities, Mining and Metals

Oversaw structuring capital solutions and derivative strategies for clients in the Mining/Metals industries. Executed detailed financial modeling and scenario analysis for offerings of credit facilities including PF, structured corporate, borrowing base, reserve-based, mezzanine, and for-equity/equity-linked products.

• Originated new business, including short and long-term financing, equity linked products, derivatives and trade services in the Americas (North and Latin), for junior and senior mining companies

BNP PARIBAS CIB, New York, NY 2003 - 2007 *One of the largest banks in the* world *and a component of the Euro Stoxx 50 stock market index.*
Associate, Structured Debt, Mining and Metals Team (2005 – 2007)
Associate, Latin America Project Finance Team (2003 – 2005)

Structured project financings and provided financial advisories for companies in the mining, oil and gas and power and energy sectors.

• Optimized financing structures and instruments for project developments and/or acquisitions:
o Conducted financial analyses and modeling
o Analyzed and evaluated Corporate and Project financing structures, financial statements, cash

flows and energy and commodities market economics for projects in excess of $1.5B; participated

in the closing of deals in excess of $600M
o Conducted financial structure analysis and DCF valuation for a leveraged $250M acquisition

transaction in the utilities sector. Built financial model and analyzed possible financial structures o Coordinated due diligence processes (technical, legal, insurance, and environmental). Partnered

with legal counsel on both sides to negotiate final term sheets, credit/ security agreements

Education

- MBA, Finance and Economics, New York University, Leonard N. Stern School of Business, NY, NY, 2004

- Masters in Architecture, Pontificia Universidad Catolica De Chile,

	Santiago, Chile, 1997*List any other titles and dates of positions held (with this business or other employers)* ***during the past three years*** *with an indication of job responsibilities. For example:* • **Job Title** (*Employer Name, Start Date - End Date*) — Description of the employer's principle business and this person's job responsibilities.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Daniel Minzer	100%

(D) The Company's Business and Business Plan

The Team

Daniel Minzer , Owner

Daniel was born in Chile and raised in Venezuela. At 18 moved back to Chile and went to Universidad Catolica where he got a degree in Architecture. After working in the field for a couple of years decided to explore the world of business and finance and after working on a few projects moved to New York to do an MBA at NYU's Stern Business School where he graduated with an specialization in finance and economics. Daniel worked in investment and corporate banking at BNP Paribas, Macquarie Bank, SMBC and ABN Amro. After 17 years working in the field, he decided to pursue personal projects related to the hospitality sector, including Dulceria.

Marco Matheu, Owner

Marco was born in Sao Paulo, Brazil and raised in Chile. He attended culinary school in Vina del Mar and later moved to Sao Paulo where he also studied fashion design. After a few years in Sao Paulo and Buenos Aires, he moved back to Santiago where he started a catering business. Marco moved to New York in 2013 and started a leather fashion business. In 2018, together with Daniel, decide to embark in the creation of Dulceria.

Authentic Chilean Cuisine

Chilean pastries highlight a range of influences, especially French and Spanish, which are reflected in recipes like alfajores. There are numerous variations of this delicate sugar cookie across Latin America, but what distinguishes the Chilean version is the smoky manjar filling and the use of local ingredients like lucuma, an Andean fruit with a subtly sweet flavor that's often likened to vanilla.

- Other specialities at Dulcería include the torta mil hojas (like a French mille-feuille filled with manjar), brazo de reina (a sponge cake made with manjar and coconut milk and dipped in cognac); and chilenitos, a manjar-filled biscuit covered in powdered sugar.
- The bakery also offers a limited range of grocery products, such as honey from Easter Island and Patagonia; merkén, a spicy condiment from Chile's snowy Araucanía region; olives from the Azapa Valley; and salt from the Atacama Desert.

Reviews From our Awesome Customers

"Just ordered a whole chocolate cake (highly recommend it!) for my birthday and it was so incredible I didn't want it to end so I froze some so I can have some in the future. Big hit with the whole family, even the not-so-chocolate lovers. It's not too sweet which is key for me!!! And the layers of mouse and cream and crepes are perfectly balanced. Thank you, guys!!!!!!! Also, their cheeses are incredible and be sure to try their breads and other sweets!" - Caroline

"I visited Dulceria today and I was rewarded with delicious food and friendly people. I live in Kentucky but I am from Chile. We made a special trip and it was well worth it." - Jacqueline

"Amazing. If you want to taste a different type of sweetness, come here and explore! Chefs are from Chile so you know they will bring the flavor of South America!" - Lisette

"Some Chilean friends recommended us this place so we went and the experience was wonderful. We had the pleasure of having a great conversation with Daniel, Marco, and Felipe. The pastries are really good. I highly recommend the mil hojas cake and the corn pascualina" - Fernanda

Our Story

Dulceria started when Marco Matheu and Daniel Minzer decided to embark in a new adventure. Something totally unknown to both of them. Marco coming from the fashion world and Daniel from corporate banking. The goal was capture the essence of Chilean pastry flavors and bring them to the rich cultural epicenter of Harlem. Dulceria is a place where people can taste the best of Chile in NYC.

- European and indigenous traditions have prominently influenced our modern Chilean cuisine.
- Chile is known for its fantastic pasteles, alfajores, empanadas and native tropical fruit.
- Demand is far outpacing our current set-up, giving the opportunity for expansion.

Intended Use of Funds

Investment will be used to expand operations by building a central kitchen that would allow for an increase of production of 400-500% in a period of two to three years.

- It will also be used to open one, or more, stores, in the same period, to increase retail sales and brand awareness.
- We will also create a line of packaged and frozen products for wholesale.
- Finally, the investment will be used to streamline brand recognition and marketing as well as hiring managers for the retail stores.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 7 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$200,000
Offering Deadline	December 3, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Central kitchen	$125,000	$125,000
Store 1	$63,000	$78,500
Store 2	$0	$31,500
Mainvest Compensation	$12,000	$15,000
TOTAL	$200,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S

INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	4.0 - 5.0%[2]
Payment Deadline	2029-04-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.55 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.86%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 4.0% and a maximum rate of 5.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$200,000	4.0%
$212,500	4.2%
$225,000	4.5%
$237,500	4.8%
$250,000	5.0%

[3] To reward early participation, the investors who contribute the first $75,000.0 raised in the offering will receive a 1.55x cap. Investors who contribute after $75,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Common Stocks
Number of Shares Outstanding	0
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	The Securities have Voting Rights
How these securities differ from the revenue sharing notes being offered to investors	Common Stocks are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Daniel Minzer	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Newtek Finance	$100,000	3.75%	06/15/2031	
Master Card	$50,000	12%		Credit

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Dulceria has been operating since [December, 2019 and has since achieved the following milestones:

- Opened location in [New York, NY]

- Achieved revenue of [$365000] in year[1], which has grown by 20% so far in 2021.

- Had Cost of Goods Sold (COGS) of [$73000], which represented gross profit margin of [80%] in [Year 1]. .

Historical financial performance is not necessarily predictive of future performance.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$550,000	$990,000	$1,505,750	$1,664,472	$1,810,375
Cost of Goods Sold	$115,000	$208,000	$316,150	$348,645	$378,613
Gross Profit	$435,000	$782,000	$1,189,600	$1,315,827	$1,431,762
EXPENSES					
Rent	$84,000	$132,000	$180,000	$185,400	$190,962
Utilities	$10,000	$17,000	$24,000	$24,720	$25,462
Salaries	$180,000	$270,000	$405,000	$417,150	$429,665
Insurance	$10,000	$13,000	$16,000	$16,480	$16,974
Repairs & Maintenance	$5,000	$10,000	$15,000	$15,450	$15,914
Legal & Professional Fees	$6,000	$9,000	$12,000	$12,360	$12,731
Operating Profit	$140,000	$331,000	$537,600	$644,267	$740,054

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$118,718.00
Cash & Cash Equivalents	$0	$32,325.00
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$129,918.00
Cost of Goods Sold	$0	$99,805.00
Taxes Paid	$0	$0
Net Income	$0	$-147,011.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V